03010824

RECD S.E.C.

FEB 2 6 2003

1086

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for February 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100418
~~333-103829~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on February 26TH, 2003.

CWMBS, INC.

By: Darren Bigby

Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-3
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-3

Financial Engineering Group
Greenwich Capital Markets

User: lciowae
February 21, 2003 09:37 AM

CWHL0303D A5

Bond Description					
Name / Class:	CWHL0303D A5	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$499,492,386.00	Settlement Date:	02/28/2003
Coupon:	4.500000 %	Net Coupon:	5.000000 %	Issue Date:	02/01/2003
Formula:	N/A	Gross Coupon:	5.700000 %	First Pay Date:	03/25/2003
Orig. Balance:	$347,068,750.00	Srvc Fee:	0.700000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	180 mos	Days Delay:	24
Factor date:	02/01/2003	Current WAM:	179 mos	COB Date:	02/20/2003
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A				
Cur. Balance:	$347,068,750.00				

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	200 PSA	350 PSA	500 PSA
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
100-00	4.50120	4.49150	4.48100	4.46460	4.44810
WAL	8.52810	6.68120	5.38930	4.10880	3.30110
Mod. Dur	6.67	5.39	4.48	3.53	2.91
Spread	64.7	167.9	166.8	248.4	246.7
First Date	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Last Date	01/25/18	01/25/18	01/25/18	01/25/18	01/25/18

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
ONTR Yld	1.135	1.184	1.345	1.560	2.033	2.845	3.904	4.966
OnTR/Swap Spd	1.181	1.197	1.317	1.565/27	1.931/33	2.813/39	3.854/41	4.814/33
OnTR Price	99-23	99-13+	100-13+	100-03+	100-14	100-27+	100-05+	108-18+

1 Mo L	3Mo L	10Cal	Prime
1.336	1.349	2.373	4.250

15Mtg	30Mtg	[illegible]	[illegible]
4.834	2.841	101-30	99-14+

CAP VOLS (years)					
1	2	3	5	10	30
45.790	55.040	49.470	38.620	26.000	20.650

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.520	26.500	17.400	13.100

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: kinwae
February 21, 2003 09:34 AM

CWHL0303D A2

Bond Description					
Name / Class:	CWHL0303D A2	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$499,492,386.00	Settlement Date:	02/28/2003
Coupon:	5.000000 %	Net Coupon:	5.000000 %	Issue Date:	02/01/2003
Formula:	N/A	Gross Coupon:	5.700000 %	First Pay Date:	03/25/2003
Orig. Balance:	$7,850,000.00	Srvc Fee:	0.700000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	180 mos	Days Delay:	24
Factor date:	02/01/2003	Current WAM:	179 mos	COB Date:	02/20/2003
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A				
Cur. Balance:	$7,850,000.00				

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	200 PSA	350 PSA	500 PSA
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
96-16	5.37540	5.38360	5.40110	5.45100	5.52620
WAL	14.52320	14.00710	13.03020	10.89140	8.74060
Mod. Dur	10.00	9.75	9.26	8.10	6.82
Spread	152.1	257.1	258.8	347.0	354.5
First Date	03/25/17	03/25/16	08/25/14	12/25/11	12/25/09
Last Date	01/25/18	01/25/18	01/25/18	01/25/18	01/25/18

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
[illegible]	1.175	1.184	1.265	1.560	2.001	2.965	3.984	4.946
[illegible]	1.161	1.193	1.317	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

CAP VOLS (years)					
1	2	3	5	10	30
45.790	CAP.2yr	CAP.3yr	CAP.5yr	CAP.10yr	CAP.30yr

SWAPTION VOLS (years)			
[illegible]	1 X 10	5 X 10	10 X 10
[illegible]	N.1y10yr	N.5y10yr	[illegible]

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Financial Engineering Group
Greenwich Capital Markets

User: kinwac
February 21, 2003 09:25 AM

CWHL0303D A1

Bond Description					
Name / Class:	CWHL0303D A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$499,492,386.00	Settlement Date:	02/28/2003
Coupon:	4.250000 %	Net Coupon:	5.000000 %	Issue Date:	02/01/2003
Formula:	N/A	Gross Coupon:	5.700000 %	First Pay Date:	03/25/2003
Orig. Balance:	$70,000,000.00	Srvc Fee:	0.700000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	180 mos	Days Delay:	24
Factor date:	02/01/2003	Current WAM:	179 mos	COB Date:	02/20/2003
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A				
Cur. Balance:	$70,000,000.00				

CMO Price -> Yield Sensitivity Table

Price	0 PSA	100 PSA	200 PSA	350 PSA	580 PSA
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
100-24	4.13130	4.08780	4.03980	3.96590	3.89560
WAL	7.99020	6.02390	4.70380	3.50030	2.81310
Mod. Dur	6.43	5.03	4.06	3.13	2.57
Spread	28.3	128.0	123.2	198.7	191.6
First Date	03/25/03	03/25/03	03/25/03	03/25/03	03/25/03
Last Date	03/25/17	03/25/16	08/25/14	12/25/11	12/25/09

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.126	1.184	1.264	1.558	2.030	2.860	3.988	4.961
OnTR Bmy Spd	1.181	1.196	1.319	1.565/27	1.979/79	2.804/39	3.841/41	4.808/33
OnTR Price	99-23	99-13+	101-13+	100-03+	110-14+	100-28+	100-07	101-21+

1 Mo L	3Mo L	11Cof	Prime
1.336	1.340	1.375	4.250

[illegible]	[illegible]	[illegible]	[illegible]
4.037	2.833	101-31	99-17+

CAP VOLS (years)					
1	2	3	5	10	20
43.790	33.040	40.410	38.410	24.990	20.650

SWAPTION VOLS (years)			
3 X 3	1 X 10	5 X 10	10 X 10
25.320	24.080	17.600	13.100

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	Mtg Rate Shift	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.